EXHIBIT 12

CUMMINS INC. AND CONSOLIDATED SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Nine months ended
	September 30,	October 1,
	2007	2006
	Millions
Earnings
Earnings before income taxes and minority interests	$859	$800
Add:
Fixed charges	77	102
Amortization of capitalized interest	4	4
Distributed income of equity investees	71	46
Less:
Equity in earnings of investees	137	89
Capitalized interest	4	2
Earnings before fixed charges	$870	$861

Fixed charges
Interest expense	$44	$76
Capitalized interest	4	2
Amortization of debt discount	1	-
Interest portion of rental expense (1)	28	24
Total fixed charges	$77	$102

Ratio of earnings to fixed charges	11.3	8.4
(1) Amounts represent those portions of rent expense that are reasonable approximations of interest costs.